# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ready Capital Corp, CIK 0001527590
CUSIP: 75574U101
Title of class of securities: COMMON STOCK PAR VALUE $0.0001 PER SHARE
Address of issuer's principal executive offices: 1251 AVENUE OF THE AMERICAS, 50TH FLOOR, NEW YORK, New York (NY), 10020
Date of event which requires filing of this statement: 07/29/2025
Filed by CIK 0000904853
Persons authorized to receive notices and communications: HOWARD AMSTER, 290 NORTH OLIVE, SUITE 523, WEST PALM BEACH, Florida (FL), 33401, 2165951047

## Reporting persons
- Amster Howard (CIK 0000904853): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 2,312,959; shared voting power 8,976,200; sole dispositive power 2,312,959; shared dispositive power 8,976,200; aggregate amount beneficially owned 8,976,200 (5.3% of the class)
  Comment: *Mr. Amster is deemed to be the beneficial owner of (i) 2,312,959 shares that are owned directly by Mr. Amster; (ii) 3,608,253 shares that are owned in the aggregate by Pleasant Lake Apartments Corp., Pleasant Lake Apartments Limited Partnership, and Laughlin Holdings, LLC, all joint filers, over which Mr. Amster has sole voting and dispositive power; (iii) 1,156,311 shares that are owned in the aggregate by the trusts jointly filing herewith, over which, as sole trustee, Mr. Amster has sole voting and dispositive power; (iv) the 497,971 shares that are owned by the Howard Amster Foundation over which, Mr. Amster, as President, has sole voting and dispositive power; (v) 457,812 shares that are owned by Amster Limited Partnership, which Mr. Amster, as sole General Partner, has sole voting and dispositive power; (vi) 323,040 shares that are owned by Ramat Securities, Ltd., which Mr. Amster, as authorized representative and majority member, has sole voting and dipositive power; (vii) 11,155 shares that are owned by NewAx Inc., which Mr. Amster, as a member of the Board of Directors and majority shareholder, has shared voting and dispositive power; (viii) 494,113 shares owned by Pleasant Lake Skoien Investments LLC, which Mr. Amster, as President of Pleasant Lake Apartments Corp., the General Partner of Pleasant Lake Apartments LP, the Managing Member of Pleasant Lake Apartments LLC which is the Managing Member of Pleasant Lake Skoien Investments LLC, has shared voting and dispositive power and (ix) 114,586 shares owned by Horizon Group Properties Inc., which Mr. Amster, as the majority owner has shared voting and dispositive power.
  **Denominator is based on the 170,507,227 shares of common stock outstanding as of May 8, 2025 as reported by the Issuer on Form 10-Q for the period ending March 31, 2025, as filed with the Securities and Exchange Commission on May 9, 2025.
- PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,550,466; sole dispositive power 0; shared dispositive power 2,550,466; aggregate amount beneficially owned 2,550,446 (1.5% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST 1 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 494,697; sole dispositive power 0; shared dispositive power 494,697; aggregate amount beneficially owned 494,697 (0.3% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 43,004; sole dispositive power 0; shared dispositive power 43,004; aggregate amount beneficially owned 43,004 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 39,208; sole dispositive power 0; shared dispositive power 39,208; aggregate amount beneficially owned 39,208 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #4 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 103,540; sole dispositive power 0; shared dispositive power 103,540; aggregate amount beneficially owned 103,540 (0.1% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- AMSTER LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 457,812; sole dispositive power 0; shared dispositive power 457,812; aggregate amount beneficially owned 457,812 (0.3% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #7 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 694; sole dispositive power 0; shared dispositive power 694; aggregate amount beneficially owned 694 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- LAUGHLIN HOLDINGS LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,055,981; sole dispositive power 0; shared dispositive power 1,055,981; aggregate amount beneficially owned 1,055,981 (0.6% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- RAMAT SECURITIES LTD: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 323,040; sole dispositive power 0; shared dispositive power 323,040; aggregate amount beneficially owned 323,040 (0.2% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 11/23/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 299,208; sole dispositive power 0; shared dispositive power 299,208; aggregate amount beneficially owned 299,208 (0.2% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- PLEASANT LAKE APARTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,806; sole dispositive power 0; shared dispositive power 1,806; aggregate amount beneficially owned 1,806 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 03/09/2022: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 99,968; sole dispositive power 0; shared dispositive power 99,968; aggregate amount beneficially owned 99,968 (0.1% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- HOWARD AMSTER FOUNDATION: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 497,971; sole dispositive power 0; shared dispositive power 497,971; aggregate amount beneficially owned 497,971 (0.3% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- NEWAX INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 11,155; sole dispositive power 0; shared dispositive power 11,155; aggregate amount beneficially owned 11,155 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- PLEASANT LAKE SKOIEN INVESTMENTS LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 494,113; sole dispositive power 0; shared dispositive power 494,113; aggregate amount beneficially owned 494,113 (0.3% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #5 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 40,483; sole dispositive power 0; shared dispositive power 40,483; aggregate amount beneficially owned 40,483 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 08/10/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 24,952; sole dispositive power 0; shared dispositive power 24,952; aggregate amount beneficially owned 24,952 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 08/10/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,216; sole dispositive power 0; shared dispositive power 2,216; aggregate amount beneficially owned 2,216 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- HOWARD AMSTER & TAMRA GOULD CHARITABLE REMAINDER UNITRUST U/A DTD 03/18/1993: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 345; sole dispositive power 0; shared dispositive power 345; aggregate amount beneficially owned 345 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 04/22/1998: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,142; sole dispositive power 0; shared dispositive power 5,142; aggregate amount beneficially owned 5,142 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 01/11/2005: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,854; sole dispositive power 0; shared dispositive power 2,854; aggregate amount beneficially owned 2,854 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster
- HORIZON GROUP PROPERTIES INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 114,586; sole dispositive power 0; shared dispositive power 114,586; aggregate amount beneficially owned 114,586 (0.1% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK PAR VALUE $0.0001 PER SHARE
Name of issuer: Ready Capital Corp
Address of issuer's principal executive offices: 1251 AVENUE OF THE AMERICAS, 50TH FLOOR, NEW YORK, New York (NY), 10020

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed as a joint statement by the Reporting Persons (as defined below)
1. Howard Amster
2. Howard Amster 2019 Charitable Remainder Unitrust #1 U/A DTD 05/20/2019
3. Howard Amster 2019 Charitable Remainder Unitrust #2 U/A DTD 05/20/2019
4. Howard Amster 2019 Charitable Remainder Unitrust #3 U/A DTD 05/20/2019
5. Howard Amster 2019 Charitable Remainder Unitrust #4 U/A DTD 05/20/2019
6. Howard Amster 2019 Charitable Remainder Unitrust #7 U/A DTD 05/20/2019
7. Howard Amster 2021 Charitable Remainder Unitrust #3 U/A DTD 11/23/2021
8. Amster Limited Partnership
9. Laughlin Holdings LLC
10. Pleasant Lake Apartments Limited Partnership
11. Ramat Securities LTD
12. Pleasant Lake Apartments Corp
13. Howard Amster 2022 Charitable Remainder Unitrust #1 U/A DTD 03/09/2022
14. Howard Amster Foundation
15. NewAx Inc.
16. Pleasant Lake Skoien Investments LLC
17. Howard Amster 2019 Charitable Remainder Unitrust #5 U/A DTD 05/20/2019
18. Howard Amster 2021 Charitable Remainder Unitrust #1 U/A DTD 08/10/2021
19. Howard Amster 2021 Charitable Remainder Unitrust #2 U/A DTD 08/10/2021
20. Howard Amster and Tamra Gould Charitable Remainder Unitrust U/A DTD 03/18/1993
21. Howard Amster Charitable Remainder Unitrust U/A DTD 04/22/1998
22. Howard Amster Charitable Remainder Unitrust U/A DTD 01/11/2005
23. Horizon Group Properties Inc.
(together, the Reporting Persons). Further Information regarding the Reporting Persons is set forth below.

The Reporting Persons are making this single, joint filing because they may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the Act). This filing, however, should not be deemed an affirmation that such a group exists for the purposes of the Act or for any other purpose, and each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or directly held by any other person. The agreement among reporting persons to file jointly is attached hereto as Exhibit 99.1
(a) Howard Amster
Residence or business address: (b) The principal business address of each of the Reporting Persons is 290 North Olive #523 West Palm Beach, FL 33401-5570
Present principal occupation or employment: (c) In addition to his investment-related activities, Mr. Amster serves as President of Pleasant Lake Apartments Corp., which is the General Partner of Pleasant Lake Apartments Limited Partnership, which is the Manager of Laughlin Holdings, LLC and Pleasant Lake Skoien Investments LLC. Mr. Amster is a director and the majority shareholder of NewAx Inc, and is a director and the majority shareholder of Horizon Group Properties Inc. Mr. Amster also serves as the sole trustee of the following trusts: (A) the Howard Amster 2019 Charitable Remainder Unitrust #1 U/A DTD 05/20/2019, (B) the Howard Amster 2019 Charitable Remainder Unitrust #2 U/A DTD 05/20/2019, (C) the Howard Amster 2019 Charitable Remainder Unitrust #3 U/A DTD 05/20/2019, (D) the Howard Amster 2019 Charitable Remainder Unitrust #4 DTD 05/20/2019, (E) the Howard Amster 2019 Charitable Remainder Unitrust #7 U/A 05/20/219, (F) the Howard Amster 2021 Charitable Remainder Unitrust #3 U/A DTD 11/23/2021, (G) the Howard Amster 2022 Charitable Remainder Unitrust #1 U/A 03/09/2022 (H) The Howard Amster 2019 Charitable Remainder Unitrust #5 U/A DTD 05/20/2019 (I)The Howard Amster 2021 Charitable Remainder Unitrust #1 U/A DTD 08/10/2021, (J) The Howard Amster 2021 Charitable Remainder Unitrust #2 U/A DTD 08/10/2021, (K) the Howard Amster and Tamra Gould Charitable Remainder Unitrust U/A DTD 03/18/1993,(K) the Howard Amster Charitable Remainder Unitrust U/A 04/22/1998, and (L) the Howard Amster Charitable Remainder Unitrust U/A DTD 01/11/2005. Mr. Amster also is (i) the general partner of Amster Limited Partnership, (ii) the majority owner of Ramat Securities, Ltd., and (iii) President of the Howard Amster Foundation. All Reporting Persons are engaged in investments.
Criminal convictions in the last five years: (d) During the last five years, none of the Reporting Persons or any of their executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Citizenship: (f) All natural Reporting Persons are United States citizens. All Reporting Persons that are entities are entities organized or formed under the laws of the State of Ohio other than Laughlin Holdings, LLC and Pleasant Lake Skoien Investments LLC, which are Delaware limited liability companies, and NewAx Inc. and Horizon Group Properties Inc. which are Delaware corporations.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of July 29, 2025 the Reporting Persons had, in the aggregate, invested approximately $53,629,962 to acquire 8,976,200 shares of the Common stock of the Issuer. The Reporting Persons used personal funds and working capital for such purchases
The Reporting Persons may effect purchases of securities primarily through margin accounts maintained for them with RBC Capital Markets LLC and Interactive Brokers LLC, which may extend margin credit to the Reporting Persons as and when required to open and carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules, and the first respective credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Stock to which this Schedule 13D related for investment purposes because they believe they represent an attractive investment opportunity.
While the Reporting Persons have no present intention to dispose of all or any portion of the Common Stock beneficially owned by them, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4. In addition, they may at their discretion purchase additional shares of Common Stock of the Issuer. Any such sales of the Common Stock may be made in the open market, privately negotiated transactions, or otherwise.
Except as set forth herein, no Reporting Person has any present plan or proposal which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of this Schedule 13D except as would occur upon on in connection with the completion of , or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial condition, the price levels of the shares of its Common Stock, condition in the securities markets, and general economic and industry conditions, the Reporting Persons, may in the future take such actions with respect to their investment in the Issuer as the deem appropriate, including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with the stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' holdings of the Issuers Common Stock, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure, (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operations performance, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling or hedging or similar transactions, with respect to the shares of Common Stock, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.
Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer, other than described above, (b)any extraordinary corporate transactions such as merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d)any change in the present management or board of the directors of the issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Issuer's board of directors: (e) any material change in the present capitalization or dividend policy of the issuer: (f) any material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control by the Issuer by any person: (h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association: (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Act: or (j) any action similar to those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) See items 7, 8, 9, and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number and percentage of the shares of the Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Common Stock.
Transactions in the class effected during the past sixty days:
(c) The following table sets forth all transactions with respect to shares of the Common Stock effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on August 5, 2025.
All transactions were purchases and were conducted on the open market. If the shares were purchased in multiple transactions on a single trading day, the price per share reported is the weighted average price.

Date Shares Purchased Per Share Total Price Purchaser
06/24/25 15,900 $4.48 $71,356 Howard Amster*
06/25/25 6,800 $4.50 $30,629 Howard Amster**
06/25/25 500 $4.50 $2,281 Howard Amster 1998 CRUT**
06/25/25 4,400 $4.50 $19,829 Horizon Group Properties Inc.**
06/25/25 800 $4.50 $3,631 Howard Amster 2005 CRUT**
06/25/25 20,800 $4.50 $93,650 Pleasant Lake Apartments LP**
06/25/25 6,400 $4.50 $28,829 Howard Amster 2019 CRUT 1**
06/25/25 4,600 $4.50 $20,730 Howard Amster 2019 CRUT 3**
06/25/25 8,800 $4.50 $39,628 Howard Amster 2019 CRUT 4**
06/25/25 5,100 $4.50 $5,783 Howard Amster 2019 CRUT 2**
06/25/25 500 $4.50 $2,281 Howard Amster 2019 CRUT 5**
06/25/25 40,000 $4.50 $180,091 Howard Amster Foundation**
06/25/25 1,200 $4.50 $5,431 Howard Amster 2021 CRUT 1**
06/25/25 6,500 $4.50 $29,279 Howard Amster 2021 CRUT 3**
06/25/25 1,200 $4.50 $5,431 Howard Amster 2021 CRUT 1**
07/29/25 301,000 $4.44 $1,336,817 Howard Amster***
07/29/25 4,000 $4.44 $17,786 Pleasant Lake Apartments LP***
07/29/25 36,900 $4.44 $163,888 Laughlin Holdings LLC***
07/29/25 162,000 $4.44 $692,839 Howard Amster***
07/29/25 8,700 $4.44 $38,648 Howard Amster 2019 CRUT 1***
07/29/25 1,200 $4.44 $4,358 Howard Amster 2019 CRUT 3***
07/29/25 5,100 $4.44 $22,669 Howard Amster 2019 CRUT 4***
07/29/25 1,500 $4.44 $6,689 Howard Amster 2019 CRUT 2***
07/29/25 1,100 $4.44 $4,914 Howard Amster 2019 CRUT 5***
07/29/25 11,200 $4.44 $49,748 Howard Amster 2021 CRUT 3***
07/29/25 3,300 $4.44 $14,679 Howard Amster 200 CRUT 1***

*For purchases on 06/24/25, the High Price was $4.49 and the Low Price was $4.79
**For purchases on 06/25/25, the High Price was $4.50 and the Low Price was $4.50
***For purchases on 07/29/25, the High Price was $4.48 and the Low Price was $4.36
Other persons with the right to receive dividends or sale proceeds: (d) Other than the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Issuer beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
There are no contract, arrangements, understanding, or relationships with respect to the securities of the Issuer with any person except as set for in Items 2 and 4 above.
The Reporting Persons entered into a joint filing agreement (the Joint Filing Agreement) in which the Reporting Persons agreed to the joint filing on behalf of each of them of Statements on Schedule 13D with respect to the securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit EX-1 Joint Filing Agreement

## Signatures
- Amster Howard: HOWARD AMSTER, HOWARD AMSTER (08/05/2025)
- PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP: HOWARD AMSTER, PRESIDENT PLEASANT LAKE APARTMENTS CORP ITS GENERAL PARTNER (08/05/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST 1 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/05/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/06/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/05/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #4 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/05/2025)
- AMSTER LIMITED PARTNERSHIP: HOWARD AMSTER, GENERAL PARTNER (08/05/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #7 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/05/2025)
- LAUGHLIN HOLDINGS LLC: HOWARD AMSTER, PRESIDENT PLEASANT LAKE APARTMENTS CORP GENERAL PARTNER PLEASANT LAKE APARTMENTS LIMITED PARTERSHIP MANAGING MEMBER (08/05/2025)
- RAMAT SECURITIES LTD: HOWARD AMSTER, MEMBER (08/06/2025)
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- PLEASANT LAKE APARTMENTS CORP.: HOWARD AMSTER, PRESIDENT (08/05/2025)
- HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 03/09/2022: HOWARD AMSTER, TRUSTEE (08/05/2025)
- HOWARD AMSTER FOUNDATION: HOWARD AMSTER, PRESIDENT (08/05/2025)
- NEWAX INC.: HOWARD AMSTER, DIRECTOR (08/05/2025)
- PLEASANT LAKE SKOIEN INVESTMENTS LLC: HOWARD AMSTER, PRESIDENT PLEASANT LAKE CORP GENERAL PARTNER PLEASANT LAKE APARTMENTS LIMITED PARTERSHIP MANAGING MEMBER (08/05/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #5 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/05/2025)
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 08/10/2021: HOWARD AMSTER, TRUSTEE (08/05/2025)
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 08/10/2021: HOWARD AMSTER, TRUSTEE (08/05/2025)
- HOWARD AMSTER & TAMRA GOULD CHARITABLE REMAINDER UNITRUST U/A DTD 03/18/1993: HOWARD AMSTER, TRUSTEE (08/05/2025)
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 04/22/1998: HOWARD AMSTER, TRUSTEE (08/05/2025)
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 01/11/2005: HOWARD AMSTER, TRUSTEE (08/05/2025)
- HORIZON GROUP PROPERTIES INC.: HOWARD AMSTER, DIRECTOR (08/05/2025)